SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2004 and December 31, 2003 and
for the year ended December 31, 2004

Commission file number 1-1373

    A. Full title of the plan and the address of the plan if
      different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

        B. Name of issuer of the securities held pursuant to the
           Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY
1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS
________________

Report of Independent Registered Public Accounting Firm                                Pages

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
as of December 31, 2004 and December 31, 2003                                   1

Statement of changes in net assets available for benefits
for the year ended December 31, 2004                                         2

Notes to financial statements                                            3-9

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of assets (held at end of year)                            10

Exhibits to Annual Report on Form 11-K                                         11

Signatures                                                          12

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Modine Manufacturing Company
Pension Benefits Committee
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Hourly Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC
/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2005

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFTIS

December 31, 2004 and 2003

ASSETS	2004	2003
Cash	$57	$-
Investments (Note 3)	48,138,180	31,993,554
Receivables:
Accrued interest and dividends	14,461	1,943
Total assets	48,152,698	31,995,497
LIABILITIES

Due to broker	-	307
Net assets available for benefits	$48,152,698	$31,995,190

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2004

Additions:
Investment income:
Net appreciation in fair value of investments	$6,165,996
Interest	46,380
Dividends	262,544
Total investment income	6,474,920
Contributions:
Participant	3,229,345
Employer	1,287,266
Rollover contributions	128,336
Total contributions	4,644,947
Transfers (Note 10)	7,812,064
Total additions	18,931,931
Deductions:
Distributions to participants	2,734,296
Administrative costs	40,127
Total deductions	2,774,423

Net increase in net assets available for benefits	16,157,508
Net assets available for benefits:
Beginning of year	31,995,190
End of year	$48,152,698

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Description of Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees (“the Plan”) provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A. General

The Plan is a 401(k) profit sharing plan covering all eligible hourly employees of Modine Manufacturing Company (“the Company”), who have one hour of service. Eligible employees who elect to participate are referred to as (“Participants”). The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Plan Participants enter into a wage reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve investment alternatives. Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

Prior to August 1, 2004, the Company made matching contributions equal to 50% of employee contributions which did not exceed 6% of total compensation. Effective August 1, 2004, the match was changed to 60% of employee contributions which did not exceed 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant’s contribution. The matching and discretionary, if any, Company contributions are invested directly in the Modine Company Stock Fund. During the Plan year, the Company did not make any discretionary contributions.

Participant and Company contributions are subject to certain statutory limitations.

C. Participant Accounts

Each Participant account is credited with the Participant’s contributions and allocations of the Company’s matching contribution, the Company’s discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an Employment Commencement Date prior to January 1, 2001 are 100% vested in the Company’s contributions. Participants with an Employment Commencement Date subsequent to December 31, 2000 will vest in the Company’s

NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

contributions after three years of service. All Thermacore, Inc. employees who were employed on or before December 31, 2001 shall be 100% vested in their Matching Account. A year of service is defined as 1,000 or more hours of service in plan year.

E. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

F. Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G. Withdrawals

The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

H. Forfeited Accounts

At December 31, 2004 forfeited nonvested accounts totaled $35,618. Forfeited accounts are used to pay Plan expenses.  Any remaining forfeitures are used to reduce the Employer Matching Contributions.

I. Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

J. Trustee

As of December 31, 2004 and 2003, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company, N.A., Milwaukee, Wisconsin.

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with U.S. generally accepted accounting principles.

NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies, continued

B. Investment Valuation

Investment in the Modine Company Stock Master Trust Fund (“Master Trust”), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets. The net asset value per unit is calculated by dividing the fund’s total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2004	December 31, 2003
Units	568,736	425,902
Market Price	$22,724,283	$13,487,919

Investments held in the other investment funds are stated at the market value of units held by the Plan as of the last trading day of the period, as reported by the managers of the respective funds.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

C. Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

D. Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

E. Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

F. Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, continued

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2004	December 31, 2003
M&I Diversified Stock Fund, 78,308 and 73,164 units, respectively	$2,226,836	$1,860,474
M&I Stable Principal Fund, 4,807,690 and 0 units, respectively	4,807,690	-
Investment in Modine Company Stock Master Trust Fund, 568,736 and 425,902 units, respectively	22,724,283 *	13,487,919 *
Marshall Money Market Fund, 0 and 3,220,896 units, respectively	-	3,220,896
Vanguard Institutional Index Fund, 61,795 and 53,097 units, respectively	6,841,346	5,404,266

* Participant and non-participant directed

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,165,996 as follows:

Mutual Funds	$1,417,191
Common Collective Funds	451,728
Master Trust Investment	4,297,077
$6,165,996

4. Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2004 and 2003 is as follows:

	Plan's Share of Master Trust’s Net Assets
	2004	2003
Modine Company Stock Master Trust Fund	17.45%	42.91%

The following assets are held in the Modine Company Stock Master Trust Fund at December 31, 2004 and December 31, 2003:

	2004	2003
Modine Common Stock	$129,259,369	$30,292,712
Receivables (payables), net	(27,436)	551
Cash and cash equivalents	1,000,173	886,431
Due from broker	-	254,514
Total	$130,232,106	$31,434,208

NOTES TO FINANCIAL STATEMENTS, continued

4. Master Trust Information, continued

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2004 is as follows:

Net appreciation in fair value of Modine Common Stock	$16,159,238
Interest	12,385
Dividends on Modine Common Stock	1,152,547
Total	$17,324,170

During 2004, assets of the Modine Employee Stock Ownership Plan totaling approximately $84 million transferred into the Modine Company Stock Master Trust Fund.

5. Nonparticipant -Directed Investments

The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004	December 31, 2003
Net Assets:
Modine Common Stock	$12,295,641	$9,482,316
	Year Ended
	December 31, 2004
Changes in Net Assets:
Contributions	$1,287,266
Net appreciation/(depreciation)	2,347,810
Benefits paid to Participants	(821,751)
	$2,813,325

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan. All Participants would become 100% vested upon Plan termination.

7. Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code (“the Code”), and as such is not subject to Federal income taxes. The Plan obtained its latest determination letter dated June 30, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

NOTES TO FINANCIAL STATEMENTS, continued

8. Risks and Uncertainties

The Plan provides for various investment options in any combinations of stocks, common collective funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2004, approximately 47% of the Plan’s assets were invested in Modine Manufacturing Company common stock, through the Modine Company Stock Master Trust Fund.

9. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. At December 31, 2004 and 2003, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & IlsleyTrust Company, N.A. is the Plan Trustee, and Modine Manufacturing Company is the Plan Administrator, therefore these investments and transactions therein are considered party-in-interest. Participants are also allowed to take loans from their accounts in the Plan, and these loans also qualify as party-in-interest investments. At December 31, 2004 and 2003, the value of party-in-interest investments was $35,128,209 and $22,595,590, respectively. Administrative fees in the amount of $26,627 were paid from the Plan to Marshall & Ilsley Trust Company. Loan processing fees in the amount of $13,500 were paid by Participants to Marshall & Ilsley Trust Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

10. Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees.

Participants of the Modine Employee Stock Ownership Plan (“Modine ESOP Plan”) are also allowed to transfer funds from the Modine ESOP to the Modine 401(k) Retirement Plan for Hourly Employees. The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2004 resulted from these types of transfers.

11. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31:

	2004	2003
Net assets available for benefits Per the financial statements	$48,152,698	$31,995,190
Miscellaneous investment difference	(44)	1
Adjustment for loan defaults	(31,442)	-
Benefits payable to participants	-	(7,974)
Net assets per the Form 5500	$48,121,212	$31,987,217

Following is a reconciliation of the increase net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2004:

Increase in net assets available for benefits per the financial statements	$16,157,508
Prior year benefits payable to participants	7,974
Miscellaneous income difference	(45)
Loan Defaults	(31,442)
Net income per the Form 5500	$16,133,995

SUPPLEMENTAL SCHEDULE

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
__________
Plan Sponsor: Modine Manufacturing Company
EIN: 39-0482000
Plan Number: 025
(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value
		Common Collective Funds
*	Marshall & Ilsley Trust Company	Diversified Income Fund Growth Balanced Fund	100,123 61,287	** **	1,961,940 1,492,873
		Diversified Stock Fund Stable Principal Fund	78,308 4,807,690	** **	2,226,836 4,807,690
		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index Fund	61,795	**	6,841,346
	The Managers Funds, L.P.	Special Equity Fund	21,979	**	1,987,047
	American Funds, Inc.	Growth Fund of America	21,736	**	589,057
	Legg Mason	Value Fund	17,368	**	1,132,933
	Calamos Investment Trust	Growth Fund	4,529	**	239,943
	Dodge and Cox	Stock Fund	5,220	**	679,800
	Royce Fund	Opportunity Fund	11,643	**	153,341
	Fidelity Advisors Series VIII	Diversified International Fund	74,704	**	1,386,504
*	Marshall Funds, Inc.	Mid-Cap Value Fund	60,892	**	917,037
		Other
*	Participant Loans	5.25 - 11.00% interest rate; various maturity dates			997,550
*	Marshall & Ilsley Trust Company	Modine Company Stock Master Trust Fund (Common Stock and Marshall Money Market Fund)	568,736	$14,702,611	22,724,283
					$48,138,180

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorize.

MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
June 29, 2005	/s/ Dave B. Spiewak
Date	Committee Member - Dave B. Spiewak
/s/ Roger L. Hetrick
Committee Member - Roger L. Hetrick
/s/ Dean R. Zakos
Committee Member - Dean R. Zakos

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100771 on Form S-8 of the Modine Manufacturing Company, our report dated June 28, 2005 appearing in this Annual Report on Form 11-K of the Modine 401(k) Retirement Plan for Hourly Employees for the year ended December 31, 2004.

Crowe Chizek and Company LLC
/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2005